EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES CLOSING OF FINANCINGS

TORONTO, ONTARIO — March 27, 2024 — Americas Gold and Silver Corporation (TSX: USA, NYSE American: USAS) (the “Company”) is pleased to announce that it has closed its offering as previously announced in its press releases dated March 20, 2024 and March 21, 2024 for total aggregate gross proceeds of $7,800,000 (the “Offering”).

The Company entered into an agency agreement (the “Agency Agreement”) with an agent (the “Agent”), as sole agent and bookrunner, under which the Company sold, on a brokered basis, 21,667,000 units of the Company (“Units”) at $0.30 per Unit under the listed issuer financing exemption (the “LIFE Offering”) and 1,000,000 Units at $0.30 per Unit in a concurrent private placement, under other prospectus exemptions, which included the fully exercised Agent’s option under the Agency Agreement. Additionally, the Company issued 3,333,000 Units at $0.30 per Unit on a non-brokered private placement basis.

Each Unit is comprised of one common share of the Company (each, a “Common Share”) and one common share purchase warrant of the Company (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of C$0.40 per Warrant Share for a period of 36 months following the closing of the Offering. The Offering remains subject to the final acceptance of the TSX.

The net proceeds of the Offering will be used for working capital requirements at the Company’s Cosalá Operations and Galena Complex, in order to transition to additional silver-copper ore production at the Company’s operations in the U.S. and Mexico, and for general and administrative purposes.

Cautionary Statement on Forward-Looking Information:

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

This news release includes certain forward-looking statements concerning the use of proceeds of the Offering, the future performance of our business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. We assume no obligation to revise or update these forward-looking statements except as required by applicable law.